Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay” or the “Company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

August 8, 2012

Item 3.                                                         News Release

On August 8, 2012, Hudbay issued a news release through the newswire services of Marketwire. A copy of the news release is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On August 8, 2012, Hudbay announced that its board of directors had approved a US$1.5 billion investment to fund the development and construction of its Constancia copper mine in Peru and that it had entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) providing for upfront deposit payments of US$750 million for a portion of the precious metals streams at its 777 mine and Constancia.

Item 5.                                                         Full Description of Material Change

Hudbay announced that its board of directors had approved a US$1.5 billion investment to fund the development and construction of its Constancia copper mine in Peru.  Hudbay also announced that it had entered into a precious metals stream transaction with Silver Wheaton providing for upfront deposit payments of US$750 million for a portion of the precious metals streams at its 777 mine and Constancia.

Constancia Project Update

The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015. This timeline to completion is shorter than previously forecast and reflects the progress that has been made in the past year at the project in front-end engineering and design, permitting and community relations.

Annual contained copper metal in concentrate is expected to average approximately 118,000 tonnes during the first five full years of production (2015-2019) and 77,000 tonnes in subsequent years. Operating cash costs, net of byproduct credits, are expected to average US$0.66/lb of copper for the first five years of production, and US$1.11/lb thereafter.

The project capital cost estimate of US$1.5 billion includes a project contingency of 14.6% of the remaining at-risk project costs. Hudbay has fixed price orders and supplier commitments for approximately US$252 million in project equipment, including grinding mills and mobile equipment, and has spent an additional US$62 million (excluding project equipment) of the total estimated capital cost of the project as at June 30, 2012.

Hudbay expects the remaining capital spending to occur over 2012 to 2014 as follows:

(in US$ millions)
Q3-Q4 2012	391
2013	964
2014	100
Total future capital spending	1,455
Total spent in Q1 and Q2 2012	91
Total	1,546

Project Highlights
	Years 1-5	Years 6-16	Life of Mine
Annual Throughput (M tonnes)	28.8	27.7	28.1
Average Annual Copper Equivalent Grade (%)(1)	0.65	0.42	0.49
Average Annual Copper Grade (%)	0.47	0.31	0.36
Average Annual Contained Copper in Concentrate (000 tonnes)	118	77	90
Mining Costs/Tonne Ore (US$/t)(2)	3.58	2.68	2.97
Milling Costs/Tonne Ore (US$/t)	4.68	4.37	4.47
Average Annual Sustaining Capital Expenditures (US$ M)	57	32	40
Cash cost per lb of Cu (US$/lb)(3)	0.66	1.11	0.92

(1) Copper equivalent metal calculated using a copper price of US$2.75/lb, gold price of US$1,150/oz, silver price of US$23.00/oz and molybdenum price of US$14.00/lb
(2) Includes cost of waste removal
(3) Net of by-products

Constancia project economics at various metal prices are shown in the table below:

	Base Case(1)	Copper Prices + 10%(2)	Copper Prices – 10%(2)
Long-Term Copper Price	US$2.75/lb	US$3.03/lb	US$2.48/lb
IRR – Unlevered	14.5%	17.3%	11.5%
IRR – With Silver Stream	15.9%	19.3%	12.1%
NPV – Unlevered	C$571M	C$851M	C$289M

(1) Base case assumed metal prices are as follows: Copper (2014-US$3.40/lb, 2015-US$3.30/lb, 2016-US$3.10/lb, Long-Term-US$2.75/lb); Gold (2014-US$1,550/oz, 2015-US$1,450/oz, 2016-US$1,350/oz, Long-Term-US$1,150/oz); Silver (2014-US$30/oz, 2015-US$28/oz, 2016- US$24/oz, Long-Term-US$23/oz); Molybdenum (2014-US$15/oz, 2015-US$15/oz, 2016- US$14.50/oz, Long-Term-US$14/oz); CAD/USD (2014-C$1.01/US$, 2015-C$1.02/US$, 2016-C$1.05/US$, Long-Term-C$1.05/US$).

(2) Copper prices are increased/decreased by respective percent in every year of forecast.

Proven and Probable Reserves at Constancia and Pampacancha Continue to Grow

Proven and probable reserves have continued to grow at Constancia and Pampacancha to 450 million tonnes at a copper equivalent grade of 0.49% supporting a 16 year mine life with average annual contained copper in concentrate of approximately 90,000 tonnes.

Constancia Mineral Reserves — August 8, 2012

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	CuEq(1)(%)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves — August 8, 2012

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

(1) Not accounting for recovery.

The remaining mineral resources shown in the table below are exclusive of the mineral reserves above:

Constancia Mineral Resources(1) — November 2, 2011

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	CuEq(2) (%)
Measured	119	0.23	62	2.3	0.038	0.31
Indicated	344	0.20	58	2.0	0.034	0.27
Total - Measured and Indicated	463	0.21	59	2.0	0.035	0.28
Inferred	219	0.19	49	1.8	0.032	0.25

Pampacancha Mineral Resources(3) — April 2, 2012

Inferred	4	0.41	103	6.2	0.207	0.67

(1) The Constancia mineral resources are reported at a 0.12% copper cut-off.

(2) Not accounting for recovery.

(3) The Pampacancha mineral resources are reported at a 0.20% copper cut-off.

Precious Metals Stream Transaction with Silver Wheaton

The Company has entered into a precious metals stream transaction with Silver Wheaton pursuant to a precious metals purchase agreement (the “777 Agreement”) dated August 8, 2012 among Silver Wheaton, HudBay and Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and a silver purchase agreement (the “Constancia Agreement” and, together with the 777 Agreement, the “Stream Agreements”) dated August 8, 2012 among Silver Wheaton (Caymans) Ltd. (“SW Caymans”), Hudbay and HudBay (BVI) Inc. (“Hudbay BVI”).

Set out below is a summary of certain terms and provisions of the Stream Agreements.  Reference should be made to the Stream Agreements, which are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Pursuant to the Stream Agreements, the Company will receive aggregate upfront deposit payments of US$750 million against delivery of (i) 100% of payable gold and silver from Hudbay’s 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life, and (ii) 100% of payable silver from the Constancia and Pampacancha areas of the Constancia project. The stream transaction does not include gold production at

Constancia, precious metals production from the Company’s Lalor project or the Company’s land package in Peru outside of the Constancia and Pampacancha deposits or any other metals or minerals, including copper or zinc, from any of the Company’s properties.

US$500 million of the upfront payments will be paid on closing of the transactions, which is subject to customary conditions and is expected to occur in the third quarter of 2012. US$455 million of this amount relates to the 777 Agreement and the balance to the Constancia Agreement, which amounts may be re-allocated in certain circumstances.  The remaining US$250 million will be due in two equal instalments once US$500 million and US$1.0 billion, respectively, in capital expenditures have been incurred at Constancia.

In addition to the upfront payments, for gold and silver delivered in accordance with the Stream Agreements, the Company will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.  To the extent there are uncredited amounts of the upfront deposit payments and the market price for gold or silver exceeds these fixed prices, respectively, the excess amount will be credited against the upfront deposit payments received pursuant to the respective Stream Agreement until such deposit amounts are reduced to zero.

Pursuant to the terms of the Stream Agreements, the Constancia completion test requires the Company to complete the construction of, and be operating, the Constancia project mine and processing facility at 90% of the anticipated throughput and recovery by December 31, 2020.  To the extent this is not achieved, SW Caymans will be entitled to a proportionate return of the upfront deposit payment consideration under the Constancia Agreement.  In certain circumstances, if the recovery rate is less than 50% of the anticipated throughput, SW Caymans may have the right to terminate the Constancia Agreement and have the full amount of the upfront deposit payment returned.

As security for the obligations of the Hudbay parties pursuant to the Stream Agreements, the Silver Wheaton parties will have the benefit of certain security interests, including: (i) first ranking charges over the project assets, including all present and after-acquired personal property used in connection with, relating to or arising out of, in whole or in part, the mining properties that are the subject of the respective Stream Agreements, which will also include a segregated account into which any payments related to the produced silver and gold are directed following an event of default or an event that, with the passage of time or notice may become an event of default, (ii) guarantees and security agreements from the subsidiaries of HBMS and Hudbay BVI, as applicable, having an interest in and to, now or in the future, the respective mining properties that are the subject of the Stream Agreements, (iii) assignment, subordination and postponement of claims from affiliates to whom debts, liabilities or obligations are owed by the Hudbay entities specified in the respective Stream Agreements (and a restrictive covenant to not pay, except in certain circumstances, any distributions to affiliates following an event of default or an event that, with the passage of time or notice may become an event of default), and (iv) with respect to the Constancia Agreement only, a parent guarantee of Hudbay, which guarantee will terminate upon satisfaction of the Constancia completion test and is limited to the uncredited portion of the Constancia upfront deposit payments.  Pursuant to the terms of the Stream Agreements, the Silver Wheaton parties have agreed to enter into inter-creditor agreements with lenders providing financing that encumbers any of the project assets and have agreed with the Hudbay parties on a set of principles for purposes of such agreements.

The Stream Agreements contain customary events of default in respect of both the Hudbay parties, on the one hand, and the Silver Wheaton parties, on the other, including, among others, failure to deliver or failure to pay for the delivered silver and gold, and in respect of the Hudbay parties, certain insolvency events or failures of the security interests granted in favour of the Silver Wheaton parties to continue in priority as provided in the Stream Agreements.  In accordance with the Stream Agreements, the remedies available to the Silver Wheaton parties include, in addition to any other remedies available at law or in equity, the right to demand delivery of any silver or gold deliverable but not yet delivered in accordance with the applicable Stream Agreement, the ability to terminate the applicable Stream Agreement, the right to demand damages based on the refined gold or silver that would have been delivered in accordance with the applicable Stream Agreement but for the occurrence of such event of default, and the right to enforce on security granted in its favour.  In accordance with the Stream Agreements, the remedies available to the Hudbay parties include, in addition to any other remedies available at law or in equity, suspending delivery of the gold or silver that is the subject of the respective Stream Agreement, and in certain circumstances, where there has been a failure to pay for the refined gold or silver by the applicable Silver Wheaton party and such failure has continued for more than 12 months and the respective upfront deposit payment has been credited in full, the respective Hudbay party may terminate the applicable Stream Agreement.

The Stream Agreements also contain certain customary covenants, including, among others, positive covenants relating to reporting obligations, conduct of operations and offtake agreements.  The Company has also granted certain rights of first refusal with respect to similar purchase and sale arrangements in respect of the silver and gold produced on these properties.

The Stream Agreements have an initial term of 40 years, which term may in each case be extended by Silver Wheaton in 10 year increments in certain circumstances.  To the extent there is any uncredited portion of the upfront deposit payments outstanding at the end of the initial term, the Hudbay parties will be required to return any such amounts in respect of the applicable Stream Agreement.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

August 14, 2012

Additional Information Regarding Constancia Project

Additional information regarding Constancia is set forth in the Company’s news release dated August 8, 2012, a copy of which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

The technical and scientific information in this material change report has been approved by Cashel Meagher, P. Geo., Hudbay’s Vice-President, South America Business Unit, a qualified person pursuant to National Instrument 43-101, Standards of Mineral Disclosure.

Quality Control and Data Verification

Details regarding verification of data, including sampling, analytical and test data underlying the information herein, is based on the same process contained in the technical report titled “Constancia Project Technical Report, dated February 21, 2011”, available under Norsemont Mining Inc.’s profile at www.sedar.com.

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this press release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this press release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, the estimated capital cost and economics of the Constancia project, the anticipated closing of the US$750 million precious metals stream transaction, our ability to fund our development projects and exploration schedule, relocation of individuals pursuant to community agreements, assumptions respecting future cash flows, estimates of mineral resources and reserves, and other plans respecting the Constancia project.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

• the success of mining, processing, exploration and development activities;

• the accuracy of geological, mining and metallurgical estimates;

• the costs of production;

• the supply and demand for metals we produce;

• the volatility of commodity prices;

• the volatility in foreign exchange rates;

• the availability of third party processing facilities for our concentrate;

• the supply and availability of all forms of energy and fuels at reasonable prices;

• the availability of transportation services at reasonable prices;

• no significant unanticipated operational or technical difficulties;

• the availability of financing for our exploration and development projects and activities, including the ability to close the US$750 million precious metals stream transaction;

• the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

• the timing and receipt of various regulatory and governmental approvals;

• the availability of personnel for our exploration, development and production projects and ongoing employee relations;

• maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

• no significant unanticipated challenges with stakeholders at our various projects;

• no significant unanticipated events relating to regulatory, environmental, health and safety matters;

• no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

• any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

• no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the three months ended March 31, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this press release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on April 2, 2012 (File No. 001-34244).